JIN SCHAUER & SAAD LLC
                                Attorneys at Law
Telephone                    Suite 2700 South Tower                 Facsimile
(720) 888-2211               600 Seventeenth Street            (720) 889-2222
                           Denver, Colorado 80202-5427


                                April 21, 2010


H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street
Washington, D.C.  20549

Re:  Promap Corporation
     Registration Statement on Form S-1
     File No. 333-163342

Dear Mr. Schwall:

     This letter will serve as a response and/or explanation with respect to the comments in your letter dated December 24, 2009 (the "Comment Letter") regarding Promap Corporation ("Promap" or the "Company"). The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference. A response to each comment is set forth immediately below the text of the comment.

Cover Page

     1. Given that your stock is not quoted on the Over-the-Counter Bulletin Board nor traded on an exchange, it is our opinion that the selling shareholders must offer the shares being registered at a fixed price. Based on the registration statement fee table, it appears that the relevant initial offering price of the shares is $.25 per share. Please revise your cover page to clarify that the selling shareholders will sell at the stated, fixed price of $.25 per share until the securities are quoted on the Over-the-Counter Bulletin Board or listed on a national securities exchange, and that thereafter, the selling shareholders may sell at prevailing market prices or privately negotiated prices.

     We have added a sentence in the first paragraph and a sentence in the fourth paragraph on the cover page with the requested language.

     2. Also, please confirm for us and disclose in the registration statement that you will file a post-effective amendment (i) terminate the offering by the Company, indicating the results of that offering; and (ii) to reflect the change to a market price when the shares begin trading on a market or exchange.

     On behalf of the Company we hereby confirm that the Company will file a post-effective amendment (i) to terminate the offering by the Company, indicating the results of that offering; and (ii) to reflect the change to a market price or privately negotiated prices when the shares begin trading on a market or exchange. We have added a sentence to this effect in the first paragraph on the cover page.

Use of Proceeds, page 14

     3. Include in your tabular disclosure a column representing the allocation of proceeds if the midpoint amount of subscriptions is sold.

     We have added the additional column in the table.

Investor Suitability Requirements, page 17

     4. Please eliminate the statement that each prospective investor "should consult his, her or its own attorney, accountant and/or financial advisor", although you may suggest this course of action.

     We have deleted this statement from the prospectus.

Directors, Executive Officers, Promoters and Control Persons, page 20

     5. Please revise your disclosure as necessary to provide the month and year for each position held by Mr. Bramhill during the period from March 2006 through March 2007. Specify each position or title held during the period.

     We have corrected a typo in the bio for Mr. Bramhill and we now disclose that his employment with Nighthawk commenced in March 2006 instead of March 2007. Therefore, there is no longer a gap in his employment history.

Security Ownership of Certain Beneficial Owners and Management, page 21

     6. Of the number of shares owned by each individual or entity in the table, please state in a footnote to the table the amount of shares that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations. If there are none of these arrangements, please state this fact. See Instruction 1 to Item 403 of Regulation S-K.

     We have added a sentence in the paragraph just above the table which states that none of the shareholders has any rights to acquire securities within sixty days.

Customers, page 25

     7. We note that your four largest customers accounted for over 80% of your sales in 2008. We further note your disclosure that these companies "have some affiliation" with the Company, and your related disclosure on page 7 that "[n]early all sales during the past two years and nine months have been to affiliates of the Company." Please expand your disclosure to describe the nature of your affiliations with these customers. Also disclose whether sales to these customers in 2008 were based on a few large orders or sales, or multiple small ones.

     We have added several paragraphs in the Customers section addressing this comment

     8. Please also provide us with more information about your contractual arrangements with these major customers. For example, disclose whether these customers may terminate contracts or orders at any time without penalty, and whether the loss of any of these customers would have a material adverse impact upon the Company. Please also file any contracts with these customers as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

     The last two paragraphs in the Customers section addresses the issues raised in this comment. There are no contracts that need to be filed.

Management's Discussion and Analysis.... page 26

     9. We note the seventy-four percent increase in your operating expenses in 2008 due primarily to "the Company's allocation for repairs and improvements" to the office space you share with other companies controlled by Mr. Tedesco. We further note your disclosure on page 29 that you have no inventory and that you pay no monthly rent under your lease with Mr. Tedesco. As the Company has no full time employees, and as Mr. Tedesco devotes approximately five hours per week providing management services to the Company, please tell us what percentage of the repair and improvement cost the Company's $34,000 allocation represents, and the nature and necessity of the repairs and improvements.

     In the new Management's Discussion and Analysis we have deleted all reference to the repair and improvement costs because in the course of the audit of the Company's financials these costs and a few other costs were reclassified as management's compensation, which is included within the category of general and administrative expenses.

Certain Relationships and Related Transactions, page 29

    10. Discuss your sales to affiliates of Mr. Tedesco, how the terms of those transactions were determined, your plans to continue such transactions and how you will address the possible conflicts of interest.

     We have added the second paragraph in this section in response to this comment.

Subscription Agreement and Procedures, page 31

    11. In your next amendment, please file the form of investor suitability questionnaire as an exhibit.

     We have decided that we do not need a suitability questionnaire and we have therefore deleted all reference to the questionnaire.

Statements of Operations, page F-5

    12. Revise your financial statements to include an allocation for the expense associated with office space you receive from your major shareholder at no cost, as your historical income statements should reflect all of its costs of doing business. In addition, disclose an explanation of the allocation method used along with management's assertion that the method used is reasonable. We refer you to Staff Accounting Bulletin Topic 1.B.1 for guidance.

     We have revised the financial statements to impute $500 per month for office space, and made accompanying disclosure to Footnote 2, Related party Transactions.

    13. Provide disclosure of pro forma income tax expense and after-tax earnings per share data on the face of the historical statements for the latest year and interim period presented. We refer you to Staff Accounting Bulletin Topic 1.B.2 for guidance.

     The additional disclosure requested by this comment has been added on the bottom of the Statement of Operations.

Notes to Financial Statements, page F-8

    14. Provide disclosure of your material related party transactions for revenue and expenses, including the office space you rent from your major shareholder, as required by Statement of Financial Accounting Standards 57. Please include the following:

     * Identification of the related parties transacting business with the Registrant,
     *   The nature of the control relationship,
     *   The business purpose of the arrangement,
     *   How the transaction prices were determined by the parties, and
     * Any ongoing contractual or other commitment as a result of the arrangement.

     The requested disclosure has been added in Footnote 2, Related party Transactions.

Annex A

    15. Tell us why you have included this document in the prospectus. This appears to be a private placement agreement. We note the reference to accredited investors.

     We have revised the Subscription Agreement attached as Annex A so that it no longer resembles a subscription agreement for a private offering.

Exhibit 5.1

    16. With regard to the limitation "We express no opinion as to compliance with the Securities Act", please obtain an explanation from counsel as to why they believe this limitation is necessary and appropriate. We may have further comments after reviewing counsel's explanation.

     We have deleted this limitation from the opinion.

    17. The legality opinion expresses its opinion as to Colorado law. Please have counsel confirm to us or revise the legality opinion to state that the opinion's reference and limitation to Colorado law includes the statutory provisions and also all applicable provisions of the Colorado Constitution and the reported judicial cases interpreting those laws.

     We have revised the legal opinion as suggested by this comment.

    18. We note that the opinion is expressed "as of the date of this letter" and that counsel has disclaimed any responsibility to update it. However, the opinion must be expressed as of the effective date of the registration statement. Please revise accordingly.

     We have deleted the phrase "as of the date of this letter" from the opinion.

     Thank you for your attention to this matter. Please contact the undersigned if you have any questions or need any additional information.

                                    Very truly yours,

                                    JIN SCHAUER & SAAD LLC




                                    By /s/ Jon D. Sawyer
                                       Jon D. Sawyer